Exhibit 99.9

REPORT OF MANAGEMENT AND DIRECTORS ON

RESERVES DATA AND OTHER INFORMATION

(FORM 51-101F3)

Management of Austral Pacific Energy Ltd. (the “Company”) is responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data which are estimates of proved and probable reserves and related future net revenue as at December 31, 2008, estimated using forecast prices and costs.

An independent qualified reserves evaluator has evaluated the Company’s reserves data.  The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The Board of Directors of the Company has:

(a)

reviewed the Company’s procedures for providing information to the independent qualified reserves evaluator;

(b)

met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c)

reviewed the reserves data with management and the independent qualified reserves evaluator.

The Board of Directors of the Company has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors of the Company has approved:

(a)

the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(b)

the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluator on the reserves data; and

(c)

the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

“TB Jewell”	“DL Gardiner”
Thompson Bruce Jewell	Derek Leigh Gardiner
Chief Executive Officer	Chief Financial Officer

“DAR Newman”	“PJ Hill ”
David Arthur Ross Newman	Peter Hill
Director	Director

Date: 24 March 2009